                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3) (1)

                             MTM TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   594944-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Bear Stearns Asset Management Inc.          Edwards Angell Palmer & Dodge LLP
         383 Madison Avenue                          101 Federal Street
      New York, New York 10179                        Boston, MA 02110
           (212) 272-9256                              (617) 439-4444
     Attention: Thomas Wasserman               Attention: Heather Stone, Esq.
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 4, 2005
                                NOVEMBER 22, 2005
                                NOVEMBER 23, 2005
--------------------------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 674391-10-7                  13D                    PAGE 2 OF 21 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      THE BSC EMPLOYEE FUND VI, L.P.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      20-0778563
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
  BENEFICIALLY OWNED              0
   BY EACH REPORTING       -----------------------------------------------------
     PERSON WITH           8      SHARED VOTING POWER
                                  1,347,554 (1)
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  1,347,554 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,347,554 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
      11.3%
--------------------------------------------------------------------------------
14    TYPE OR REPORT PERSON
      PN
--------------------------------------------------------------------------------

(1) Assumes (a) the conversion into shares of Common Stock of (i) 428,131 shares of Series A-3 Preferred Stock, (ii) 611,170 shares of Series A-4 Preferred Stock and (iii) 102,751 shares of Series A-5 Preferred Stock,
      (b) the exercise of (i) Series A-3 Warrants convertible into 85,626 shares of Common Stock and (ii) Series A-4 Warrants convertible into 119,876 shares of Common Stock.

CUSIP NO. 674391-10-7                  13D                    PAGE 3 OF 21 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      CONSTELLATION VENTURE CAPITAL II, L.P.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      13-4124531
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
  BENEFICIALLY OWNED              0
  BY EACH REPORTING        -----------------------------------------------------
     PERSON WITH           8      SHARED VOTING POWER
                                  3,021,847 (1)
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  3,021,847 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,021,847 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
      22.2%
--------------------------------------------------------------------------------
14    TYPE OR REPORT PERSON
      PN
--------------------------------------------------------------------------------

(1) Assumes (a) the conversion into shares of Common Stock of (i) 960,068 shares of Series A-3 Preferred Stock, (ii) 1,370,530 shares of Series A-4 Preferred Stock and (iii) 230,416 shares of Series A-5 Preferred Stock,
      (b) the exercise of (i) Series A-3 Warrants convertible into 192,014 shares of Common Stock and (ii) Series A-4 Warrants convertible into 268,819 shares of Common Stock.

CUSIP NO. 674391-10-7                  13D                    PAGE 4 OF 21 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      CVC II PARTNERS, LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      13-4144132
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
  BENEFICIALLY OWNED              75,462 (1)
  BY EACH REPORTING        -----------------------------------------------------
     PERSON WITH           8      SHARED VOTING POWER
                                  0
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  75,462 (1)
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,462 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
      0.7%
--------------------------------------------------------------------------------
14    TYPE OR REPORT PERSON
      PN
--------------------------------------------------------------------------------

(1) Assumes (a) the conversion into shares of Common Stock of (i) 23,975 shares of Series A-3 Preferred Stock, (ii) 34,225 shares of Series A-4 Preferred Stock and (iii) 5,754 shares of Series A-5 Preferred Stock, (b) the exercise of (i) Series A-3 Warrants convertible into 4,795 shares of Common Stock and (ii) Series A-4 Warrants convertible into 6,713 shares of Common Stock.

CUSIP NO. 674391-10-7                  13D                    PAGE 5 OF 21 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      CONSTELLATION VENTURE CAPITAL OFFSHORE, L.P.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
  BENEFICIALLY OWNED              0
  BY EACH REPORTING        -----------------------------------------------------
     PERSON WITH           8      SHARED VOTING POWER
                                  1,608,086 (1)
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  1,608,086 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,608,086 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
      13.2%
--------------------------------------------------------------------------------
14    TYPE OR REPORT PERSON
      PN
--------------------------------------------------------------------------------

(1) Assumes (a) the conversion into shares of Common Stock of (i) 510,903 shares of Series A-3 Preferred Stock, (ii) 729,332 shares of Series A-4 Preferred Stock and (iii) 122,617 shares of Series A-5 Preferred Stock,
      (b) the exercise of (i) Series A-3 Warrants convertible into 102,181 shares of Common Stock and (ii) Series A-4 Warrants convertible into 143,053 shares of Common Stock.

CUSIP NO. 674391-10-7                  13D                    PAGE 6 OF 21 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      THE BEAR STEARNS COMPANIES INC.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      13-3286161
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      NOT APPLICABLE
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
  BENEFICIALLY OWNED              75,462 (1)
  BY EACH REPORTING        -----------------------------------------------------
     PERSON WITH           8      SHARED VOTING POWER
                                  5,977,487 (2)
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  75,462 (1)
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  5,977,487 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,977,487 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
      36.4%
--------------------------------------------------------------------------------
14    TYPE OR REPORT PERSON
      CO
--------------------------------------------------------------------------------

(1) Bear Stearns Asset Management Inc. ("BSAM") is a subsidiary of The Bear Stearns Companies Inc. ("BSCI"). BSAM is the sole managing member of, and an investment adviser to, CVC II Partners, LLC ("CVCP"). As such, BSAM exercises sole investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by CVCP.

(2) BSCI is the sole managing member of Constellation Ventures Management II, LLC ("Management"). Management is the sole managing general partner of The BSC Employee Fund VI, L.P. ("BSC"), the sole general partner of Constellation Venture Capital II, L.P. ("CVC") and the sole general partner of Constellation Venture Capital Offshore II, L.P. ("Offshore"). BSAM is the investment adviser to each these entities. Mr. Clifford H. Friedman is a member and senior managing director of Management. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock beneficially owned by BSC, CVC and Offshore.

CUSIP NO. 674391-10-7                  13D                    PAGE 7 OF 21 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      CONSTELLATION VENTURES MANAGEMENT II, LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      13-4122121
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      NOT APPLICABLE
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
  BENEFICIALLY OWNED              0
  BY EACH REPORTING        -----------------------------------------------------
     PERSON WITH           8      SHARED VOTING POWER
                                  5,977,487 (1)
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  5,977,487 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,977,487 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
      36.1%
--------------------------------------------------------------------------------
14    TYPE OR REPORT PERSON
      PN
--------------------------------------------------------------------------------

(1) Constellation Ventures Management II, LLC ("Management") is the sole managing general partner of The BSC Employee Fund VI, L.P. ("BSC"), the sole general partner of Constellation Venture Capital II, L.P. ("CVC") and the sole general partner of Constellation Venture Capital Offshore II, L.P. ("Offshore"). BSAM is the investment adviser to each these entities. Mr. Clifford H. Friedman is a member and senior managing director of Management. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

CUSIP NO. 674391-10-7                  13D                    PAGE 8 OF 21 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      BEAR STEARNS ASSET MANAGEMENT INC.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      06-1135192
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      NOT APPLICABLE
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
  BENEFICIALLY OWNED              75,462 (1)
  BY EACH REPORTING        -----------------------------------------------------
     PERSON WITH           8      SHARED VOTING POWER
                                  5,977,487 (2)
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  75,462 (1)
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  5,977,487 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,052,949 (1)(2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
      36.4%
--------------------------------------------------------------------------------
14    TYPE OR REPORT PERSON
      CO
--------------------------------------------------------------------------------

(1) Bear Stearns Asset Management Inc. ("BSAM") is the sole managing member of, and an investment adviser to, CVC II Partners, LLC ("CVCP"). As such, BSAM exercises sole investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by CVCP.

(2) Constellation Ventures Management II, LLC ("Management") is the sole managing general partner of The BSC Employee Fund VI, L.P. ("BSC"), the sole general partner of Constellation Venture Capital II, L.P. ("CVC") and the sole general partner of Constellation Venture Capital Offshore II, L.P. ("Offshore"). BSAM is the investment adviser to each these entities. Mr. Clifford H. Friedman is a member and senior managing director of Management. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock beneficially owned by BSC, CVC and Offshore.

CUSIP NO. 674391-10-7                  13D                    PAGE 9 OF 21 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      CLIFFORD H. FRIEDMAN
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      NOT APPLICABLE
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
  BENEFICIALLY OWNED              0
  BY EACH REPORTING        -----------------------------------------------------
     PERSON WITH           8      SHARED VOTING POWER
                                  5,977,487 (1)
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  5,977,487 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,977,487 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
      36.1%
--------------------------------------------------------------------------------
14    TYPE OR REPORT PERSON
      IN
--------------------------------------------------------------------------------

(1) Constellation Ventures Management II, LLC ("Management") is the sole managing general partner of The BSC Employee Fund VI, .L.P. ("BSC"), the sole general partner of Constellation Venture Capital II, L.P. ("CVC") and the sole general partner of Constellation Venture Capital Offshore II, L.P. ("Offshore"). Bear Stearns Asset Management Inc. ("BSAM") is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member and senior managing director of Management. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common
      Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

CUSIP NO. 674391-10-7               13D                      PAGE 10 OF 21 PAGES

                         AMENDMENT NO. 3 TO SCHEDULE 13D

The Reporting Persons (as defined below) hereby amend and restate in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 20, 2004, as amended by Amendment No. 1 thereto filed on July 21, 2005 and Amendment No. 2 thereto filed on September 1, 2005 (as previously amended, the "Schedule 13D," and as amended and restated hereby, the "Statement").

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on behalf of each of the following entities:

      (i) The BSC Employee Fund VI, L.P., a Delaware limited partnership ("BSC"), with respect to Common Stock (as defined in Item 1 below) beneficially owned by it;

      (ii) Constellation Venture Capital II, L.P., a Delaware limited partnership ("CVC"), with respect to Common Stock beneficially owned by it;

      (iii) CVC II Partners, L.L.C., a Delaware limited liability corporation ("CVCP"), with respect to Common Stock beneficially owned by it;

      (iv) Constellation Venture Capital Offshore II, L.P., a Cayman Islands limited partnership ("Offshore"), with respect to Common Stock beneficially owned by it;

      (v) The Bear Stearns Companies Inc., a Delaware corporation ("BSCI"), with respect to Common Stock beneficially owned by BSC, CVC, CVCP and Offshore;

      (vi) Constellation Ventures Management II, LLC, a Delaware limited liability corporation ("Management"), with respect to Common Stock beneficially owned by BSC, CVC and Offshore;

      (vii) Bear Stearns Asset Management Inc., a New York corporation ("BSAM"), with respect to Common Stock beneficially owned by BSC, CVC, CVCP and Offshore; and

      (viii) Clifford H. Friedman, a United Stated citizen ("Mr. Friedman"), with respect to Common Stock beneficially owned by BSC, CVC and Offshore.

BSC, CVC, CVCP and Offshore are herein referred to collectively as the "Constellation Funds." The Constellation Funds, BSCI, Management, BSAM and Mr. Friedman are herein referred to collectively as the "Reporting Persons."

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the common stock, $0.001 par value (the "Common Stock"), of MTM Technologies, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 614 Corporate Way, Valley Cottage, New York 10989.

CUSIP NO. 674391-10-7               13D                      PAGE 11 OF 21 PAGES

ITEM 2. IDENTITY AND BACKGROUND.

The information in the introduction is incorporated by reference into this Item
2.

(a)-(c) and (f)

BSC. BSC's principal business is that of a private investment partnership. BSC's non-managing general partner is Bear Stearns Merchant Capital II, L.P., a Delaware limited partnership ("BSMC"). BSMC's principal business is that of a private investment partnership.

CVC. CVC's principal business is that of a private investment partnership.

CVCP. CVCP's principal business is that of a private investment limited liability corporation.

Offshore. Offshore's principal business is that of a private investment partnership.

BSCI. BSCI's principal business is that of a securities broker-dealer. The names of BSCI's directors and officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Exhibit 1.1 to this Statement.

Management. Management's principal business is that of a private investment limited liability corporation.

BSAM. BSAM's principal business is that of a registered investment adviser. The names of BSAM's directors and officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Exhibit 1.2 to this Statement. BSAM is a subsidiary of BSCI.

Mr. Friedman. Mr. Friedman's principal occupation is that of a senior managing director of Management.

Other Shareholder Voting Parties. In addition, by virtue of any of the Shareholder Voting Agreements (as defined in Item 6 of this Statement), the Reporting Persons may be deemed to be a group with any of the Other Shareholder Voting Agreement Parties (as defined in Item 6 of this Statement). While the Reporting Persons do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons, do not include any securities beneficially owned by any other person or entity.

Each Reporting Person is organized in the jurisdiction specified in the introductory paragraph above.

The principal office address of each Reporting Person and BSMC is c/o BSCI, 383 Madison Avenue, 28th Floor, New York, New York 10179.

(d)

None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons make no representations with respect to, or on behalf of, any Other Shareholder Agreement Party.

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons make no representations with respect to, or on behalf of, any Other Shareholder Agreement Party.

CUSIP NO. 674391-10-7               13D                      PAGE 12 OF 21 PAGES

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Constellation Funds funded the acquisitions of the Issuer's securities described in Items 4 through 6 to this Statement with working capital and funds available for investment in the amounts specified in Items 4 through 6 of this Statement.

The Reporting Persons entered into the NEBF Voting Agreement (as defined in Item 6 below), which has since terminated, in connection with the Issuer's negotiations regarding the NEBF Loan (as defined in Item 4 of this Statement). As such, the Reporting Person expended no funds in connection with entering into the NEBF Voting Agreement.

Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Constellation Funds have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Constellation Funds intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Constellation Funds of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Constellation Funds and general stock market and economic conditions, the Constellation Funds may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

In accordance with the Restated Shareholders' Agreement, as further described in
Item 6 below, the Constellation Funds nominated Mr. Friedman as a director of the Issuer, and Mr. Friedman was appointed to the Issuer's board of directors effective December 10, 2004. On August 9, 2005, Mr. Friedman resigned as a member of the Board of Directors and, pursuant to the terms of the Restated Shareholders' Agreement, the Constellation Funds nominated Thomas Wasserman as a director of the Issuer, and Mr. Wasserman was appointed to the Issuer's board of directors effective August 9, 2005.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

Collectively, the Reporting Persons beneficially own an aggregate 6,052,949 shares of Common Stock, or approximately 36.4% of the Common Stock issued and outstanding. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

In addition, by virtue of any of the Shareholder Voting Agreements (as defined in Item 6 below), the Reporting Persons may be deemed to be a group with any of the Other Shareholder Voting Agreement Parties. While the Reporting Persons do not affirm that any such "group" has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Other Shareholder Voting Agreement Parties (as defined in Item 6 below) would be deemed to beneficially own, in the aggregate, the following number of shares of Common Stock (including shares underlying options exercisable within 60 days as of the date hereof), representing the following percentage of the Common Stock issued and outstanding:

CUSIP NO. 674391-10-7               13D                      PAGE 13 OF 21 PAGES

      Shareholder Voting          No. of Shares of Common Stock     Percent of Common Stock
       Agreement Party            Deemed to Be Beneficially Owned    Issued and Outstanding
-------------------------------   -------------------------------   -----------------------
Shareholders' Agreement Parties           25,021,484                          73.6%
NEBF Voting Agreement Parties             23,232,525                          68.7%
Series A-5 Warrant Voting                 23,232,525                          68.7%
Agreement Parties

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

The information in this Item 5(a) is based on (i) 10,576,931 shares of Common Stock outstanding as of December 4, 2005, and (ii) gives effect to (a) the conversion into Common Stock of all shares of Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock and (b) the exercise of all Series A-3 Warrants and Series A-4 Warrants held by the Reporting Persons. The information in this Item 5(a) relating to the Other Shareholder Voting Agreement Parties is based solely on the Schedule 13D/A filed with the Commission by Pequot Capital Management (the "Pequot Reporting Entity") on December 16, 2005 and other information provided by the Issuer.

(b)

The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)

The Reporting Persons effected the following privately negotiated transactions during the past sixty days:

On November 23, 2005, pursuant to the terms of the 12/7 Purchase Agreement, the Company provided a Company Notice (as defined in Item 6 to this Statement) to the Constellation Funds requiring that the Constellation Funds purchase, and the Constellation Funds so purchased for cash, Series A-5 Preferred Stock and Series A-5 Warrants (which Series A-5 Warrants are subject to shareholder approval) at $3.25 per share of Series A Preferred Stock as follows:

                No. of Shares of
Constellation      Series A-5       No. of Shares Underlying      Aggregate
   Fund         Preferred Stock    Series A-5 Warrants (1)(2)   Purchase Price
-------------   ----------------   --------------------------   --------------
BSC                102,751               15,027                 $  333,941.85
CVC                230,416               33,698                    748,853.40
CVCP                 5,754                  842                     18,700.80
Offshore           122,617               17,933                    398,503.95
                   -------               ------                 -------------
Total              461,538               67,500                 $1,499,562.10

(1) The Series A-5 Warrants are not exercisable until shareholder approval has been obtained.

(2)   Subject to adjustments pursuant to the terms of the Series A-5 Warrants.

(d)

CUSIP NO. 674391-10-7               13D                      PAGE 14 OF 21 PAGES

Inapplicable.

(e)

Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this Statement.

PURCHASE AGREEMENT

On December 7, 2004, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the "Pequot Funds") assigned to the Constellation Funds, and the Constellation Funds acquired, the rights and obligations under the Purchase Agreement by and among the Issuer and the Pequot Funds, dated as of January 29, 2004 (the "Purchase Agreement"), to purchase from the Issuer $6,250,000 worth of the Series A-3 Preferred Stock and Series A-3 Warrants (as defined below), together with any and all rights and obligations of a "Purchaser" under the Purchase Agreement. Immediately thereafter, the Constellation Funds purchased an aggregate 1,923,077 shares of the Issuer's Series A-3 Convertible Preferred Stock and warrants to purchase 384,616 shares of Common Stock (the "Series A-3 Warrants").

12/7 PURCHASE AGREEMENT

On December 10, 2004, pursuant to the Purchase Agreement between the Issuer, the Constellation Funds and the Pequot Funds (the Constellation Funds and the Pequot Funds collectively, the "Investor Stockholders"), dated as of December 7, 2004 and amended on March 11, 2005 and November 22, 2005 (as amended, the "12/7 Purchase Agreement"), the Issuer issued and sold to the Constellation Funds: (i) $3,750,000 in aggregate principal amount of its 7% secured subordinated convertible promissory notes that were automatically convertible into Series A-4 Convertible Preferred Stock, $0.001 par value per share (the "Series A-4 Preferred Stock"), upon shareholder approval of such conversion (the "Series A-4 Notes"), and (ii) warrants to purchase up to an aggregate of 230,770 shares of Common Stock (the "Series A-4 Warrants").

On March 11, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Constellation Funds: (i) an additional $1,500,000 in aggregate principal amount of its Series A-4 Notes, and (ii) additional Series A-4 Warrants to purchase up to an aggregate of 92,308 shares of Common Stock.

On June 23, 2005, the Issuer's shareholders approved the conversion of the Series A-4 Notes and, pursuant to the terms of the Series A-4 Notes, the Constellation Funds acquired an aggregate of 1,668,334 shares of Series A-4 Preferred Stock upon the automatic conversion of all of the Series A-4 Notes that they had acquired on December 10, 2004 and March 11, 2005 (plus interest accrued thereon).

On June 29, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Constellation Funds an aggregate of 476,923 shares of Series A-4 Preferred Stock and Series A-4 Warrants to purchase an aggregate of 95,384 shares of Common Stock, for an aggregate purchase price of approximately $1,550,000.

CUSIP NO. 674391-10-7               13D                      PAGE 15 OF 21 PAGES

On July 7, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Constellation Funds an aggregate of 600,000 shares of Series A-4 Preferred Stock and Series A-4 Warrants to purchase an aggregate of 119,999, for an aggregate purchase price of approximately $1,950,000.

On November 23, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer provided the Constellation Funds with a Company Notice (as defined in the 12/7 Purchase Agreement) requiring the Constellation Funds to purchase, and the Constellation Funds did so purchase, an aggregate of 461,538 shares of the Issuer's Series A-5 Convertible Preferred Stock, $0.001 par value per share (the "Series A-5 Preferred Stock") and Series A-5 Warrants to acquire an aggregate of 67,500 shares of Common Stock) for an aggregate purchase price of approximately of $1,500,000.00 (as described in Item 5 above). The Series A-5 Warrants are not exercisable until shareholder approval has been obtained.

Under the terms of the 12/7 Purchase Agreement, the Constellation Funds had the right to purchase up to $3,500,000 in aggregate principal amount (subject to certain adjustments) of Series A-5 Preferred Stock at the Original Issue Price (as such term is defined in the 12/7 Purchase Agreement), provided all Investor Stockholders purchase at least $2,500,000 in aggregate amount of Series A-5 Preferred Stock at such subsequent closing. These purchase rights expired on December 10, 2005.

The Preferred Stock is convertible into Common Stock at a ratio of one-for-one, subject to adjustment pursuant to its terms. The Series A-3 Warrants are exercisable for four years from their date of issuance at an exercise price of $4.0625 per share of Common Stock, subject to adjustment pursuant to its terms. The Series A-4 Warrants are exercisable for four years from their date of issuance at an exercise price of $4.06 per share of Common Stock, subject to adjustment pursuant to its terms. The Series A-5 Warrants are exercisable for four years from their date of issuance at an exercise price of $4.06 per share of Common Stock, subject to adjustment pursuant to its terms. Cashless exercise is permitted for all Warrants.

SERIES A PREFERRED STOCK

The Series A-3 Preferred Stock, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock (collectively, the "Preferred Stock") is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, initially at a ratio of one share of Common Stock for every share of Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events.

After the date that is 18 months following the most recent date of issuance of the Series A-3 Preferred Stock, the outstanding Series A-3 Preferred Stock shall be automatically converted into Common Stock at the applicable conversion price then in effect on the date on which the volume-weighted average price of the Issuer's Common Stock for the immediately preceding sixty consecutive trading days exceeds four times the weighted average of the applicable Series A-3 Preferred Stock conversion price. After the date that is 18 months following the most recent date of issuance of the Series A-4 Preferred Stock or Series A-5 Preferred Stock (collectively, the "New Series A Preferred Stock"), the outstanding New Series A Preferred Stock shall be automatically converted into Common Stock at the applicable conversion price then in effect on the date on which the volume-weighted average price of the Issuer's Common Stock for the immediately preceding sixty consecutive trading days exceeds four times the applicable conversion price. No shares of Preferred Stock will be automatically converted, however, unless at the time of the proposed conversion, an effective registration statement is on file with the SEC with respect to the Common Stock issuable (i) to the holders of the Preferred Stock upon conversion of the Preferred Stock and (ii) to the holders of the Warrants upon exercise of the Warrants, and such shares of Common Stock have been listed on the Nasdaq Stock Market or other approved national stock exchange or national over-the counter bulletin board. The applicable conversion price of each class of Preferred Stock is subject to adjustment for stock splits, stock dividends and other similar events.

Holders of the Preferred Stock are entitled to vote together with all other classes and series of the Issuer's voting stock on all actions to be taken by its shareholders, except as otherwise provided by applicable law or as described below. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common

CUSIP NO. 674391-10-7                   13D                  PAGE 16 OF 21 PAGES

Stock into which the Preferred Stock is convertible into at the applicable conversion prices in effect on the record date for the meeting at which the votes are to be cast. Initially, each share of Preferred Stock will be entitled to one vote. Notwithstanding the forgoing, in no event shall the Series A-4 Preferred Stock and the Series A-5 Preferred Stock have less than one vote per share. As long as 30% of the Preferred Stock actually issued remains outstanding, the Issuer will not be allowed to take certain actions without obtaining the prior written consent of the holders of a majority of the Preferred Stock outstanding. The holders of Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

Holders of the Preferred Stock are entitled to receive cumulative dividends semi-annually beginning on May 21, 2006 at the per annum rate of 6% of the applicable purchase price for such class of Preferred Stock. During the period commencing on May 21, 2006 and terminating on May 21, 2008, dividends will be payable, at the Issuer's discretion, in cash, property or in shares of the applicable class of Preferred Stock, valued at the applicable purchase price. Following May 21, 2008, dividends will be payable in cash only. Holders of the Preferred Stock are entitled to receive such dividends prior to any payment of dividends to the holders of Common Stock.

RESTATED SHAREHOLDERS' AGREEMENT

On December 10, 2004, the Issuer, the Constellation Funds, the Pequot Funds, Howard A. Pavony and Steven H. Rothman (the Constellation Funds, the Pequot Funds and Messrs. Pavony and Rothman collectively, the "Restated Shareholders' Agreement Parties") (the Pequot Funds and Messrs. Pavony and Rothman collectively, the "Other Restated Shareholders' Agreement Parties") entered into an Amended and Restated Shareholders' Agreement (the "Restated Shareholders' Agreement") pursuant to which the Restated Shareholders' Agreement Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Restated Shareholders' Agreement Party or over which such Restated Shareholders' Agreement Party has voting control so that the number of directors of the Issuer will be eleven, consisting of: (i) the Issuer's chief executive officer ("CEO");
(ii) two directors designated by the Pequot Funds or its assignee; (iii) one director designated by the Constellation Funds or their assignee; (iv) Mr. Pavony; (iv) Mr. Rothman; (v) three "independent" directors, within the meaning of "independent" under the current rules of The Nasdaq Stock Market, selected by the Issuer's nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Issuer's nominating and corporate governance committee. Under certain circumstances where the Pequot Funds hold less than 25% of the securities the Pequot Funds originally purchased at the Initial Closing, the right to designate two directors in clause (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders' Agreement.

The obligation of the Restated Shareholders' Agreement Parties under the Restated Shareholders' Agreement will expire on December 10, 2009. The obligation of the Constellation Funds and the Pequot Funds to vote in favor the appointment of Messrs. Pavony and Rothman as directors will expire on May 20, 2006, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Between May 21, 2006 and May 20, 2007, the Constellation Funds and the Pequot Funds will be required to vote in favor of the appointment of only one of Messrs. Pavony and Rothman as a director, as determined by the Issuer's then current board of directors, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause," with the person not so elected being granted observer rights during such period, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Messrs. Pavony's and Rothman's obligations to vote
(i) in favor of the nominees of the Constellation Funds and the Pequot Funds for director shall terminate if (a) the Pequot Funds or their assignees own less than 10% of the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Pequot Funds, (b) the Constellation Funds or their assignees own less than 10% of the Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Constellation Funds, or (c) any other shareholders that are introduced to the Issuer by the Pequot Funds own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering or (ii) if either or both of Messrs. Pavony and Rothman individually owns less than less than 10% of the number of shares of Common Stock owned by such person on the date of the Initial Closing.

CUSIP NO. 674391-10-7                   13D                  PAGE 17 OF 21 PAGES

The Restated Shareholders' Agreement also contains provisions (i) restricting the transfer of any securities by Shareholders Parties in certain circumstances and (ii) granting the Constellation Funds and the Pequot Funds certain rights of first refusal and co-sale rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock.

In accordance with the Restated Shareholders' Agreement, the Constellation Funds nominated Clifford H. Friedman as a director of the Issuer, and Clifford H. Friedman was appointed to the Issuer's board of directors effective December 10, 2004. On August 9, 2005, Clifford Friedman resigned as a member of the Board of Directors and, pursuant to the terms of the Restated Shareholders' Agreement, the Constellation Funds nominated Thomas Wasserman as a director of the Issuer, and Mr. Wasserman was appointed to the Issuer's board of directors effective August 9, 2005.

RESTATED REGISTRATION RIGHTS AGREEMENT

In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement, dated as of December 10, 2004 and amended on November 23, 2005 (as amended, the "Restated Registration Rights Agreement"). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Company of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act) the Common Stock underlying the Preferred Stock, the Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The Restated Registration Rights Agreement also provides the Investor Stockholders with piggyback registration rights with respect to certain underwritten offerings of the Issuer's Common Stock.

NEBF VOTING AGREEMENT

On November 4, 2005, the Constellation Funds and the Pequot Funds (collectively, the "NEBF Voting Agreement Parties") (the Pequot Funds, the "Other Voting Agreement Parties") entered into a Voting Agreement (the "NEBF Voting Agreement") in connection with the issuance of warrants (the "Financing Warrants") to purchase up to 700,000 shares of Common Stock (the "Financing Shares") that the Issuer expects to issue in connection with entering into a credit agreement (the "NEBF Loan") to borrow up to $25,000,000 from Columbia Partners, L.L.C. Investment Management, in its capacity as agent and authorized representative of the National Electrical Benefit Fund ("NEBF"). Under the NEBF Voting Agreement, the NEBF Voting Agreement Parties have agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer relating to the issuance of the Financing Warrants and the Financing Shares, the NEBF Voting Agreement Parties will vote in favor of the issuance of the Financing Warrants and Financing Shares; except that the NEBF Voting Agreement Parties will not be required to vote (or cause their respective shares of Common Stock to be voted) in favor of a transaction where the principal amount of the NEBF Loan is reduced below $25,000,000 and the number of Financing Warrants and Financing Shares are not reduced ratably. Each NEBF Voting Agreement Party agreed not to enter into or exercise its rights under any voting arrangement with respect to its shares or take any other action that would restrict, limit or interfere with the performance of its obligations under the NEBF Voting Agreement or the transactions contemplated thereby. Each NEBF Voting Agreement Party granted an irrevocable proxy to John F. Kohler, the Issuer's general counsel, and any other individual designated by the shareholders, to vote such shareholder's shares or grant consent or approval of the issuance of the Financing Warrants and Financing Shares.

CUSIP NO. 674391-10-7                   13D                  PAGE 18 OF 21 PAGES

The NEBF Voting Agreement has terminated in accordance with its terms.

The NEBF Voting Agreement attached hereto as Exhibit 1 is incorporated by reference herein. The description of the NEBF Voting Agreement herein is qualified by its entirety by reference to such agreement.

SERIES A-5 WARRANT VOTING AGREEMENT

On November 23, 2005, the Constellation Funds and the Pequot Funds (collectively, the "Series A-5 Warrant Voting Agreement Parties") (the Pequot Funds, the "Other Series A-5 Warrant Voting Agreement Parties") entered into a Voting Agreement (the "Series A-5 Warrant Voting Agreement") in connection with the issuance of the Series A-5 Preferred Stock and the Series A-5 Warrants. Under the Series A-5 Warrant Voting Agreement, the Series A-5 Warrant Voting Agreement Parties have agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer relating to such issuance, the Series A-5 Warrant Voting Agreement Parties will vote in favor of the such issuances. Each Series A-5 Warrant Voting Agreement Party agreed not to enter into or exercise its rights under any voting arrangement with respect to its shares or take any other action that would restrict, limit or interfere with the performance of its obligations under the Series A-5 Warrant Voting Agreement or the transactions contemplated thereby.

Pursuant to its terms, the Series A-5 Warrant Voting Agreement, and all rights and obligations thereunder, terminate upon the date the shareholders approve the issuance of the Series A-5 Warrants.

Each Series A-5 Voting Agreement Party granted an irrevocable proxy to John F. Kohler, the Issuer's general counsel, and any other individual designated by the shareholders, to vote such shareholder's shares or grant consent or approval of the issuance.

INCORPORATION BY REFERENCE

The Restated Shareholders' Agreement, the NEBF Voting Agreement and the Series A-5 Warrant Voting Agreement are herein referred to collectively as the "Shareholder Voting Agreements." The Other Shareholders' Agreement Parties, the Other NEBF Voting Agreement Parties and the Series A-5 Warrant Voting Agreement Parties are herein referred to collectively as the "Other Shareholder Agreement Parties."

The descriptions of the Purchase Agreement, the 12/7 Purchase Agreement, the Preferred Stock, the Forms of Warrants, the Forms of Notes, the Restated Registration Rights Agreement, and the Shareholder Voting Agreements are qualified in their entirety by reference to the instruments filed as exhibits to this Statement, which are incorporated by reference into this Item 6.

CUSIP NO. 674391-10-7                   13D                  PAGE 19 OF 21 PAGES

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION
-----------       -----------
    1.1           Identity and Background of BSCI's Directors and Officers.
                  Filed herewith.

    1.2           Identity and Background of BSAM's Directors and Officers.
                  Filed herewith.

    2 Purchase Agreement. Filed as Appendix A to the Issuer's definitive proxy statement filed on Schedule 14A filed with the Commission on April 15, 2005 and incorporated by reference herein.

    3 12/7 Purchase Agreement. Filed as an exhibit to the Issuer's current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

    4             Amendment No. 2 to 12/7 Purchase Agreement. Filed as Exhibit
                  10.1 to the Issuer's current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

    5             Form of Restated Certificate of Incorporation of the Issuer.
                  Filed as Exhibit 4.1 to the Issuer's current report on Form
                  8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

    6             Form of Series A-3 Warrant. Filed as Exhibit 10.7 to the
                  Issuer's current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

    7             Form of Series A-4 Warrant. Filed as Exhibit 10.3 to the
                  Issuer's current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

    8             Form of Series A-5 Warrant. Filed as Exhibit 10.2 to the
                  Issuer's current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

    9 Form of Series A-4 Note. Filed as Exhibit 10.2 to the Issuer's current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

    10 Form of Series A-5 Note. Filed as Exhibit 10.2 to the Issuer's current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

    11 Restated Registration Rights Agreement. Filed as Exhibit 10.4 to the Issuer's current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

    12            Amendment No. 1 to Restated Registration Rights Agreement.
                  Filed as Exhibit 10.3 to the Issuer's current report on Form
                  8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

    13            Restated Shareholders' Agreement. Filed as Exhibit 10.5 to the
                  Issuer's current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

    14 NEBF Voting Agreement. Filed as Exhibit 99.1 to the Issuer's current report on Form 8-K filed with the Commission on November 4, 2005 and incorporated by reference herein.

    15 Series A-5 Warrant Voting Agreement. Filed as Exhibit 99.2 to the Issuer's current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

CUSIP NO. 674391-10-7                  13D                   PAGE 20 OF 21 PAGES

                                    SIGNATURE

The undersigned hereby agree that this Schedule 13D with respect to the Common Stock of MTM Technologies, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 9, 2006

THE BSC EMPLOYEE FUND VI, L.P.

By:    Constellation Ventures Management II, LLC, its General Partner

By:    /s/ Clifford H. Friedman
       -------------------------
Name:  Clifford H. Friedman
Title: Member

CONSTELLATION VENTURE CAPITAL II, L.P.

By:    Constellation Ventures Management II, LLC, its General Partner

By:    /s/ Clifford H. Friedman
       -------------------------
Name:  Clifford H. Friedman
Title: Member

CVC II PARTNERS, L.L.C.

By:    Bear Stearns Asset Management Inc., its Managing Member

By:    /s/ Clifford H. Friedman
       -------------------------
Name:  Clifford H. Friedman
Title: Senior Managing Director

CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P.

By:    Constellation Ventures Management II, LLC, its General Partner

By:    /s/ Clifford H. Friedman
       -------------------------
Name:  Clifford H. Friedman
Title: Member

CUSIP NO. 674391-10-7                  13D                   PAGE 21 OF 21 PAGES

BEAR STEARNS COMPANIES INC.

By:    /s/ Kenneth L. Edlow
       ---------------------
Name:  Kenneth L. Edlow
Title: Secretary

CONSTELLATION VENTURES MANAGEMENT II, LLC

By:    /s/ Clifford H. Friedman
       -------------------------
Name:  Clifford H. Friedman
Title: Member

BEAR STEARNS ASSET MANAGEMENT INC.

By:    /s/ Clifford H. Friedman
       -------------------------
Name:  Clifford H. Friedman
Title: Senior Managing Director

By:    /s/ Clifford H. Friedman
       -------------------------
Name:  Clifford H. Friedman